Exhibit 99.1

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Financial Statements December 31, 2021 and 2020

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Table of Contents Page(s) Report of Independent Auditors 1-2 Consolidated Balance Sheets as of December 31, 2021 and 2020 3 Consolidated Statements of Income for the years ended December 31, 2021 and 2020 Consolidated Statements of Comprehensive Income for the years ended December 31, 2021 and 2020 Consolidated Statements of Changes in Equity for the years ended December 31, 2021 and 2020 4 5 6 Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020 7-8 Notes to Consolidated Financial Statements 9-45

Report of Independent Auditors To the Board of Directors of Fresenius Medical Care Holdings, Inc. Opinion We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of Matter As discussed in Notes 4 and 7 to the consolidated financial statements, the Company has entered into significant transactions with Fresenius Medical Care AG & Co. KGaA, the parent company, a related party, and affiliates. Our opinion is not modified with respect to this matter. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with US GAAS, we: ● ● Exercise professional judgment and maintain professional skepticism throughout the audit. Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed. Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. ● ● ● We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. Boston, Massachusetts April 29, 2022

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2021 and 2020
(Dollars in thousands, except share data)

Assets	**2021**	**2020**
Current assets:		
Cash, cash equivalents and restricted cash	$ 939,518	$ 678,959
Trade accounts receivable, net	1,876,325	1,764,314
Receivables from affiliates	4,062	1,102,715
Inventories	1,175,262	1,172,167
Income tax receivables	60,860	60,813
Short-term investments	130,939	192,923
Other current assets	537,170	707,346
Total current assets	4,724,136	5,679,237
Property, plant and equipment, net	2,953,298	3,016,524
Noncurrent assets:		
Right-of-use assets, operating	3,741,938	3,803,469
Goodwill	13,833,059	13,373,538
Other intangible assets, net	1,238,073	1,248,560
Long-term investments	195,994	166,112
Equity method investments	272,597	190,355
Other assets and deferred charges	241,764	157,290
Total noncurrent assets	19,523,425	18,939,324
Total assets	$ 27,200,859	$ 27,635,085
Liabilities, Noncontrolling Interests, and Equity		
Current liabilities:		
Accounts payable	$ 491,687	$ 495,866
Accounts payable to related parties	4,984	74,198
Current borrowings from affiliates	752,829	766,047
Current portion of operating lease liabilities	554,049	551,742
Accrued liabilities	2,457,690	2,449,599
Short-term borrowings	22,273	19,653
Current portion of long-term debt	35,662	148,607
Accrued income taxes	3,295	—
Total current liabilities	4,322,469	4,505,712
Long-term debt	140,742	1,128,945
Long-term borrowings from affiliates	5,596,458	4,708,220
Long-term operating lease liabilities	3,421,899	3,475,676
Other liabilities	539,056	919,076
Deferred income taxes	1,005,792	923,147
Total liabilities	15,026,416	15,660,776
Noncontrolling interests subject to put provisions	1,310,355	1,246,007
Equity:		
Common stock, $1 par value	83,985	83,985
Authorized shares – 300,000,000 as of December 31, 2021 and 2020 Outstanding shares – 83,985,000 as of December 31, 2021 and 2020		
Additional paid-in capital	1,838,386	1,826,374
Retained earnings	8,286,663	8,187,849
Accumulated other comprehensive loss	(49,595)	(55,145)
Total Fresenius Medical Care Holdings Inc. equity	10,159,439	10,043,063
Noncontrolling interests not subject to put provisions	704,649	685,239
Total equity	10,864,088	10,728,302
Total liabilities, noncontrolling interests, and equity	$ 27,200,859	$ 27,635,085

See accompanying notes to consolidated financial statements.

3

**FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES**

Consolidated Statements of Income
Years ended December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Net revenues:		
Health care services	$ 13,002,585	$ 12,956,170
Medical supplies	1,290,168	1,279,118
	14,292,753	14,235,288
Health care services expense	8,971,406	8,714,480
Medical supplies expense	765,103	637,324
Selling, general and administrative expenses	2,068,417	2,125,471
Depreciation and amortization	661,023	718,265
Research and development	61,045	85,484
Income from equity investment income	(12,899)	(2,948)
Interest expense, net, and related financing costs (including $256,955 and $252,964 of interest with affiliates, respectively)	261,576	301,520
	12,775,671	12,579,596
Income before income taxes	1,517,082	1,655,692
Provision for income taxes	330,302	368,930
Net income	1,186,780	1,286,762
Less net income attributable to noncontrolling interests	285,430	300,221
Net income attributable to Fresenius Medical Care Holdings, Inc.	$ 901,350	$ 986,541

See accompanying notes to consolidated financial statements.

4

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income Years ended December 31, 2021 and 2020 (Dollars in thousands) 2021 1,186,780 2020 1,286,762 Net income $ $ (Loss) gain related to foreign currency translation Gain on investments, (net of deferred tax of $4,364 and $2,928 respectively) Actuarial gains on defined benefit plans, (net of deferred tax of $3,740 and $2,355 respectively) (Loss) gain related to derivative instruments, (net of deferred tax of $303 and $3, respectively.) Other comprehensive income, net of tax Total comprehensive income Comprehensive income attributable to noncontrolling interests Comprehensive income attributable to Fresenius Medical Care Holdings, Inc. (3,502) 444 1,909 6,123 9,465 6,332 (857) 5,550 1,192,330 285,430 906,900 1,778 16,142 1,302,904 300,221 1,002,683 $ $ See accompanying notes to consolidated financial statements. 5

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Changes in Equity
Years ended December 31, 2021 and 2020
(Dollars in thousands, except share data)

	Preferred stock		Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total FMCH, Inc. shareholders' equity	Noncontrolling interests not subject to put provisions	Total equity
	Shares	Amount	Shares	Amount						
Balance, December 31, 2019	—	$ —	83,985,000	$ 83,985	$ 1,927,283	$ 7,801,768	$ (71,209)	$ 9,741,827	$ 721,878	$ 10,463,705
Net income	—	—	—	—	—	986,541	—	986,541	136,676	1,123,217
Other comprehensive income	—	—	—	—	—	—	16,142	16,142	—	16,142
Stock-based compensation expense	—	—	—	—	742	—	—	742	—	742
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	11,384	11,384
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(124,912)	(124,912)
Purchase/Sale of noncontrolling interests	—	—	—	—	11,891	—	—	11,891	(60,058)	(48,167)
Changes in redemption value of noncontrolling interests subject to put provisions	—	—	—	—	(123,742)	—	—	(123,742)	—	(123,742)
Dividend to shareholders	—	—	—	—	—	(600,000)	—	(600,000)	—	(600,000)
Other	—	—	—	—	10,200	(460)	(78)	9,662	271	9,933
Balance, December 31, 2020	—	$ —	83,985,000	$ 83,985	$ 1,826,374	$ 8,187,849	$ (55,145)	$ 10,043,063	$ 685,239	$ 10,728,302
Net income	—	—	—	—	—	901,350	—	901,350	125,702	1,027,052
Other comprehensive income	—	—	—	—	—	—	5,550	5,550	—	5,550
Stock-based compensation expense	—	—	—	—	378	—	—	378	—	378
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	12,002	12,002
Dividends paid noncontrolling interests	—	—	—	—	—	—	—	—	(136,337)	(136,337)
Purchase/Sale of noncontrolling interests	—	—	—	—	16,829	—	—	16,829	18,043	34,872
Changes in redemption value of noncontrolling interests subject to put provisions	—	—	—	—	(5,182)	—	—	(5,182)	—	(5,182)
Dividend to shareholders	—	—	—	—	—	(800,000)	—	(800,000)	—	(800,000)
Other	—	—		—	(13)	(2,536)	—	(2,549)	—	(2,549)
Balance, December 31, 2021	—	$ —	83,985,000	$ 83,985	$ 1,838,386	$ 8,286,663	$ (49,595)	$ 10,159,439	$ 704,649	$ 10,864,088

See accompanying notes to consolidated financial statements.

6

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2021 and 2020
(Dollars in thousands)

	2021	2020
Cash flows from operating activities:		
Net income	$ 1,186,780	$ 1,286,762
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	661,023	718,265
Impairment of right of use assets	12,279	797
Loss (gain) on divestitures	4,795	(37,009)
Deferred income taxes	116,402	135,003
Equity investment gains	(10,218)	(636)
Loss (gain) on disposal of properties and equipment and ROU	14,579	(592)
(Gain) loss on disposal of marketable securities, net	(18,155)	1,921
Amortization of deferred financing cost	2,604	4,560
Unrealized currency translation (gain) loss	(50,323)	55,223
Loss (gain) on forward sale and currency exchange agreements	50,465	(40,929)
Changes in operating assets and liabilities, net of effects of purchase acquisitions and divestitures:		
(Increase) decrease in trade accounts receivable, net	(103,220)	70,836
Increase in inventories	(2,028)	(237,317)
Decrease (increase) in other current assets	171,621	(250,992)
Increase in other assets and deferred charges	(221,697)	(22,145)
(Decrease) increase in accounts payable	(5,153)	51,335
Increase in accrued income taxes	(43,277)	64,686
(Decrease) increase in accrued liabilities	(56,954)	1,315,421
Decrease other long-term liabilities	(431,764)	(8,273)
Increase (decrease) in lease liabilities	173,615	(93,747)
Net changes due to/from affiliates	(70,079)	35,398
Distributions (paid) received on equity investments	(45,550)	4,463
Other, net	4,856	(3,796)
Net cash provided by operating activities	1,340,601	3,049,234
Cash flows from investing activities:		
Capital expenditures	(574,135)	(722,981)
Acquisitions and investments, net of cash acquired	(352,482)	(153,982)
Sale of property and equipment	1,216	1,254
Proceeds from divestitures	1,160	382
Purchases of available for sale securities	(80,057)	(59,504)
Proceeds from sales of available for sale securities	111,993	29,234
Equity distributions (contributions)	39,149	(1,172)
Net change in loans to affiliates	1,098,653	(1,052,118)
Net cash used in (provided by) investing activities	245,497	(1,958,887)
Cash flows from financing activities:		
Net increase in borrowings from affiliate	925,345	654,794
Net decrease from receivable financing facility	—	(427,000)
Decrease in debt	(1,104,042)	(221,987)
Debt issuance costs	(11,956)	(7,394)
Dividends paid	(800,000)	(600,000)
Distributions to noncontrolling interests	(335,524)	(307,230)
Contributions from noncontrolling interests	38,531	26,531
Proceeds from sale of noncontrolling interests	25,674	26,438
Purchases of noncontrolling interests	(37,294)	(19,803)
Principal payment for finance lease liability	(24,588)	—
Payment on accrued variable payment outstanding	—	(2,417)
Net cash used in financing activities	(1,323,854)	(878,068)
Effects of changes in foreign exchange rates	(1,685)	(460)
Change in cash, cash equivalents and restricted cash	260,559	211,819
Cash, cash equivalents and restricted cash at beginning of year	678,959	467,140
Cash, cash equivalents and restricted cash at end of year	$ 939,518	$ 678,959

See accompanying notes to consolidated financial statements.

7

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2021 and 2020 (Dollars in thousands) 2021 2020 Supplemental disclosures of cash flow information: Cash paid for interest Cash paid for income taxes, net of tax refund Details for acquisitions: Assets acquired Liabilities assumed Noncontrolling interests Cash paid Less cash acquired Net cash paid for acquisitions $ 271,932 240,292 $ $ 267,237 188,067 (559,111) 70,055 121,307 (367,749) 15,267 (352,482) $ (210,730) 12,116 40,956 (157,658) 3,676 (153,982) $ $ See accompanying notes to consolidated financial statements. 8

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) (1) The Company Fresenius Medical Care Holdings, Inc., a New York corporation (the Company or FMCH) is a subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (FMCAG & KGaA or the Parent Company). The General Partner refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. Management Board and our Management Board refer to the members of the management board of Fresenius Medical Care Management AG (Management AG) and, except as otherwise specified, Supervisory Board and our Supervisory Board refer to the supervisory board of FMC-AG & Co. KGaA. The Company conducts its operations through seven principal subsidiaries, National Medical Care, Inc. (NMC), Fresenius USA Marketing, Inc., Fresenius USA Manufacturing, Inc., National Cardiovascular Partners, LP, Colorado River Group, LLC and SRC Holding Company, Inc., all Delaware corporations and Fresenius USA, Inc., a Massachusetts corporation. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (ESRD), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company’s dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company’s non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as “Care Coordination.” Care Coordination includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company’s health care services. (a) Basis of Presentation The consolidated financial statements in this report as of December 31, 2021 and 2020 and for the years then ended have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Company has evaluated subsequent events through April 29, 2022, which is the date these consolidated financial statements were available to be issued. (b) Principles of Consolidation The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities (VIEs) for which the Company is deemed the primary beneficiary. The Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company’s consolidated entities that are not wholly owned by the Company. Noncontrolling interests of acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company is deemed to have significant influence. (2) Summary of Significant Accounting Policies (a) Cash, Cash Equivalents and Restricted Cash Cash and cash equivalents are short-term highly liquid investments with maturities of three months or less at date of purchase. Restricted cash balance relates to collateral requirements towards an insurance contract that are not available for use. 9

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) (b) Inventories Inventories are stated at the lower of cost (determined by using the first-in, first-out method) or net realizable value. Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges (see note 4). (c) Property, Plant and Equipment Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in income when the assets are disposed. The cost of property, plant and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings – 20 to 40 years, equipment and furniture – 3 to 10 years, and leasehold improvements over the estimated useful life or lease term, whichever is shorter - 7 to 10 years. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2021 and 2020 was $4,012 and $4,445, respectively. Finance leases are included in Property, plant, and equipment on our consolidated balance sheets. (d) Intangible Assets and Goodwill The growth of the Company’s business through acquisitions has generated intangible assets, including goodwill and other nonamortizable intangible assets such as tradenames. Intangible assets such as noncompete agreements, lease agreements, tradenames, technology, patents, distribution rights, software, acute care agreements and licenses, and customer relationships acquired in a purchase method business combination are recognized and reported apart from goodwill. Goodwill and intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified tradenames as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives. The Company amortizes noncompete agreements over their average useful life of 7 years. Technology is amortized over its useful life of 12 years. All other intangible assets are amortized over their individual estimated useful lives between 3 and 25 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment. The Company assesses the goodwill balance within our single reporting unit annually, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable to determine whether any impairment in this asset may exist and, if so, the extent of such impairment. We compare the fair value of our reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, we would record an impairment loss equal to the difference. We completed our required annual impairment test in 2021 and 2020 and determined in each of those periods that the carrying value of goodwill was not impaired. In each year, the fair value of our reporting unit, which includes goodwill, was in excess of the carrying value of our reporting unit. 10

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate. Assessing the fair value of intangible assets with indefinite useful lives and goodwill requires management to make assumptions and to apply judgment when estimating future cash flows, including projected revenue growth, operating expenses, and discount rate. These estimates are highly subjective, and our ability to realize the future cash flows is affected by factors such as the success of our strategic initiatives, economic conditions, and operating performance. In connection with its annual impairment tests, the Company determined that there was no material impairment of goodwill or other indefinite lived intangible assets. Accordingly, the Company did not record any material impairment charges during 2021 and 2020. (e) Derivative Instruments and Hedging Activities The Company accounts for derivatives and hedging activities by recognizing all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values (see note 16). For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings or recognized in accumulated other comprehensive income. The amounts reported in accumulated other comprehensive income are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. (f) Foreign Currency Translation For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. All assets and liabilities of the Company’s non-U.S. subsidiaries are translated at year-end exchange rates, while revenue and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported in accumulated other comprehensive loss. In addition, the translation of certain affiliate borrowings denominated in foreign currencies, which are considered foreign equity investments, are reported in accumulated other comprehensive loss. Gains and losses resulting from the translation of revenues and expenses and intercompany borrowings, which are not considered equity investments, are included in the consolidated statements of income within general and administrative expenses. Foreign exchange losses amounted to $636 and $2,206 for the years ended December 31, 2021 and 2020, respectively. 11

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) (g) Revenue Recognition For both health care services revenue and medical supplies revenue, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors. Health care services Health care services revenue are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third party payors, such as Medicare, Medicaid, or commercial insurers. For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed the Company concludes that the consideration is variable (“implicit price concession”) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history. Implicit price concessions are considered when determining the transaction price and resulted in directly reducing revenue in the amount of $508,642 and $425,060 for the years ended December 31, 2021 and 2020, respectively. The Company has entered into sub-capitation and other shared savings arrangements with certain payors to provide care to certain ESKD and chronic kidney disease patients. Under these arrangements, a baseline per patient per month amount is established. If the Company provides complete care for less than the baseline, it retains the difference. If the cost of complete care exceeds the baseline, the Company may owe the payor the difference. Health Care products In the health care products business, revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company’s health care products. Revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device. All other dialysis and non-dialysis product revenues are recognized upon completion of the relevant performance obligations. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement. 12

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

The Company has recognized the following revenue in the consolidated statements of income for the years ended December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020		
	Revenue from contracts with customers	Other Revenue[(a)]	Total	Revenue from contracts with customers	Other Revenue[(a)]	Total
Medicare	$ 4,585,454	$ —	$ 4,585,454	$ 5,484,727	$ —	$ 5,484,727
Private/alternative payors	7,680,252	—	7,680,252	6,815,556	—	6,815,556
Medicaid/other Govt sources	630,606	469,363	1,099,969	644,315	347,012	991,327
Hospitals	927,078	—	927,078	943,678	—	943,678
Total	$ 13,823,390	$ 469,363	$14,292,753	$ 13,888,276	$ 347,012	$14,235,288

[(a)] Insurance contract revenue for Fresenius Healthcare Partners ("FHP"), a value based care division of the Company

We receive a substantial portion of our revenue from Medicare program and other government sources. The following table provides information for the years ended December 31, 2021 and 2020 regarding the percentage of our revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance, Medicare Advantage and private funds, (c) Medicaid and other government sources and (d) hospitals.

	2021	2020
Medicare	32 %	39 %
Private/alternative payors	54 %	48 %
Medicaid/other Govt sources	8 %	7 %
Hospitals	6 %	6 %
Total	100 %	100 %

(h) ***Research and Development***

Research and development costs are expensed as incurred.

(i) ***Income Taxes***

Current income taxes are calculated based on the profit of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits are recognized.

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for consolidation procedures affecting net income

13

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) and tax loss carryforwards which are more-likely-than-not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see note 9). The Company recognizes interest and penalties related to its tax positions as interest expense as the nature of the interest and penalties related to the Company’s tax positions are based on the obligations of payment. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, Income Taxes. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. This ASU was adopted by the Company in the year ended December 31, 2021 and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements. (j) Impairment The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net undiscounted cash flows directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company generally uses a discounted cash flow model to determine fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal. No impairment charges were recorded for the years ended December 31, 2021 and 2020. (k) Debt Issuance Costs Debt issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 7). (l) Self-insurance Programs The Company self-insured with excess coverage for professional, product and general liability, auto liability, and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third-party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts. (m) Use of Estimates The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. 14

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) (n) Concentration of Credit Risk The Company is engaged in providing kidney dialysis services, clinical laboratory testing, and other medical ancillary services, and in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral. No single debtor other than U.S. Medicare and Medicaid accounted for more than 10% of total trade accounts receivable in any of these years. Trade accounts receivable are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate. Approximately 40% and 46% of the Company’s revenues in each of the years ended December 31, 2021 and 2020 were earned and subject to regulations under governmental healthcare programs, Medicare and Medicaid, administered by various states and the United States government. (o) Employee Benefit Plans For the Company’s funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under “other assets” in the consolidated balance sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive loss, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans. (p) Stock-based Compensation Plans The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model. At December 31, 2021, all stock options are fully vested. Non-equity classified awards are measured at the balance sheet date fair value. The balance sheet fair value is calculated using a Monte Carlo pricing model based on the actual number of outstanding performance shares. (q) Legal Contingencies From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 18). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for a loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss. The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that a loss is probable and an accrual is necessary. 15

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) Leases The Company determines whether an arrangement is, or contains, a lease at inception. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance leases. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. (r) Right-of-use (ROU) assets under operating leases are recorded on the balance sheet as ROU assets, net and liabilities for operating lease obligations are recorded as lease liabilities. Classification of operating lease liabilities as either current or noncurrent is based on the expected timing of payments due under the Company’s obligations. Classification of operating lease liabilities as either current or noncurrent is based on the expected timing of payments due under the Company’s obligations. Right-of-use (ROU) assets under finance leases are recorded on the balance sheet as plant, property and equipment, net. Finance liabilities for finance lease obligations current are recorded within accrued liabilities and non-current within other liabilities. Finance lease assets are amortized to depreciation expense on a straight-line basis over the shorter of their estimated useful lives or the expected lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Leases with an initial contract of 12 months or less are not recorded on the consolidated balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Because most of the Company’s leases do not provide an implicit rate, the Company estimates the incremental borrowing rates based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease terms may include the effect of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. As a lessee, the Company accounts for the lease and non-lease components as a single lease component for all gross leases, and for all triple net leases the Company separates common area maintenance and other related charges as non-lease components. See Note 11 for additional information about the Company’s leases. (s) Fair Value Measurements The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels: •Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. •Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. 16

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) •Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. (t) Related Party Transactions Financing The Company holds certain related party financing arrangements through a series of note receivables and payables. These financing arrangements are classified as affiliate related transactions used to provide capital required in the ordinary course of business at various levels of the Company. For more information on the respective balances, refer to Note 7. The Company also maintains cash pool programs classified as related party transactions due to the affiliated members party to the cash pool. The cash pool may be used as a source of short-term funding or short-term investment of excess liquidity. This cash pool arrangement is reported as receivables from affiliate on the consolidated balance sheet. The financing arrangements as described have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. Health Care Products The Company has certain affiliate related purchase and sale transactions of manufactured health care products. These health care products are purchased and sold for distribution in health care services within the global Parent Company. The Company’s terms related to the cost of these products and services are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties. The Company has entered into exclusive supply agreements as well as well as certain exclusive distribution agreements with Vifor Pharma Ltd . See Note 4 for further details of these related party transactions. Other Under the CMS Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS's costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investments. At December 31, 2021 and 2020, the Company reported $43,608 and $16,998 of related party revenue and $131,892 and $88,293 of related party receivables from these service agreements. (u) Reclassification Certain amounts reported in prior years financial statements have been reclassified to conform to the current year’s presentation. (3) Acquisitions The Company’s acquisition spending was driven primarily by the purchase of clinics in the normal course of its operations in 2021 and 2020. The Company accounts for acquisitions in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (Topic 805) referred to as the acquisition method. Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of one or more businesses and whether it is a business combination within the scope of the Standard. The Company recognizes all the assets purchased and liabilities assumed of 17

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

the acquiree, at fair market value on the date of acquisition. The difference between the purchase price and the net assets acquired is attributed to goodwill.

For the year ended December 31, 2021 and 2020, the aggregate purchase price of all acquisitions was $352,482 and $153,982, respectively, net of cash acquired. Based on purchase price allocations, some of which are preliminary, the Company recorded $460,144 and $178,434 of goodwill, and $6,054 and $12,120 of intangible assets at December 31, 2021 and 2020, respectively, which represent the share of both controlling and noncontrolling interests.

(4) Other Balance Sheet Items

(a) *Inventories*

As of December 31, 2021 and 2020, inventories consisted of the following:

	2021	2020
Inventories:		
Raw materials	$ 150,691	$ 147,922
Manufactured goods in process	23,511	26,571
Manufactured and purchased inventory available for sale	564,089	494,640
	$ 738,291	$ 669,133
Health care supplies	436,971	503,034
Total inventories	$ 1,175,262	$ 1,172,167

The Company is obligated to purchase approximately $511,635 of materials from third parties, of which $268,171 is committed for 2022. The terms of these agreements run one to nine years. In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $1,326,526 of pharmaceuticals from related parties, of which $358,846 is committed at December 31, 2021 for 2022. The terms of these agreements run up to four years.

Healthcare supplies inventories as of December 31, 2021 and 2020 include $216,716 and $197,781 respectively, of Mircera®. The Company's exclusive supply agreement with Vifor Fresenius Medical Care Renal Pharma Ltd, for Mircera® was extended through December 31, 2025.

(b) *Related Party Services*

Related party transactions pertaining to services performed and products purchased or sold between affiliates are recorded as accounts payable to related parties on the consolidated balance sheets and cost of health care services, cost of medical supplies and general and administrative expenses on the consolidated statements of income.

(c) *Trade Receivables*

Trade accounts receivables are a substantial asset of the Company and the expected loan losses are based upon estimates made by management. Trade accounts receivables were $1,876,325 and $1,764,314 at December 31, 2021 and 2020, respectively, net of expected loan losses of $44 at December 31, 2021 and $120 at December 31, 2020.

18

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(5) Sale of Accounts Receivable

Under the Accounts Receivable Facility (A/R Facility), certain receivables are sold to NMC Funding Corporation (NMC Funding), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

In August 2021, the maturity date of the Company's $900,000 AR facility was extended to August 2024. At December 31, 2021 and 2020, there was no outstanding borrowings under the A/R facility, respectively.

(6) Short Term Borrowings

At December 31, 2021 and 2020, short-term borrowings consisted of the following:

	December 31	
	2021	2020
Commercial paper	$ 22,273	$ 19,653
Total short-term borrowings	$ 22,273	$ 19,653

This commercial paper program is with affiliates.

(7) Long-Term Debt

At December 31, 2021 and 2020, long-term debt consisted of the following:

	December 31	
	2021	2020
Amended 2012 Credit Agreement term loan, net of deferred debt charges of $0 and $1,136, respectively	$ —	$ 1,108,864
Other	176,404	168,688
	$ 176,404	$ 1,277,552
Less amounts classified as current	35,662	148,607
Total long-term debt	$ 140,742	$ 1,128,945

The weighted average interest rate for long-term debt outstanding as of December 31, 2021 and 2020 was approximately 1.95% and 1.24%, respectively.

Amended 2012 Credit Agreement

The Company and the Parent Company (the Loan Parties) originally entered into a syndicated credit facility of $3,850,000 and a 5-year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 (Amended 2012 Credit Agreement). On July 11, 2017, the Loan Parties further amended and extended the term of the Amended 2012 Credit Agreement to July 31, 2022.

19

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Parent Company's consolidated leverage ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2020 the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.24% .

The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Parent Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Parent Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA).

On July 1, 2021, the Company entered into a new €2,000,000 sustainability-linked syndicated revolving credit facility (2021 Credit Facility). The 2021 Credit Facility has a term of five years plus two one-year extension options and can be drawn in different currencies. The 2021 Credit replaced the existing $900,000 and €600,000 revolving credit facilities in the Amended 2012 Credit Agreement, and the Company repaid the term loan outstanding under the Amended 2012 Credit Agreement in May 2021. Interest on the revolving credit facility is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. A sustainability component has been embedded in the credit facility, with the margin increasing or decreasing depending on the company's sustainability performance. The Company will pay a commitment fee of 35% of applicable margin on the available commitment under the facility per its ESG rating. The 2021 Credit Facility is currently undrawn and will be used as a backup line for general corporate purposes.

The following table shows the available and outstanding amounts at December 31, 2021 and 2020:

2021 Credit Facility	Maximum amount available December 31, 2021		Balance outstanding December 31, 2021	
Revolving Credit EUR	€ 2,000,000	$ 2,265,200	$ —	$ —

Amended 2012 Credit Agreement	Maximum amount available December 31, 2020		Balance outstanding December 31, 2020	
Revolving credit USD	$ 900,000	$ 900,000	—	—
Revolving credit EUR	€ 600,000	736,260	—	—
Term loan A	$ 1,110,000	1,110,000	$ 1,110,000	$ 1,110,000
		$ 2,746,260		$ 1,110,000

For the year ended December 31, 2020, there were no borrowings under the revolving credit agreement (exclusive of swingline borrowings). The Amended 2012 Credit Agreement consisted of revolving credit facilities of $900,000 and €600,000, and a term loan of $1,110,000. All outstanding balances were fully paid in May 2021.

In addition, at December 31, 2021 and 2020, the Company had letters of credit outstanding in the amount of $97,502 and $146,262, respectively, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the revolving credit facilities.

The Company had $88 and $2,632 of unamortized deferred charges at December 31, 2021 and 2020, recorded in long-term debt.

In April 2020, the Company entered into three new bilateral credit agreements with total availability of $375,000 and initial maturity one year from the initial closing date. There was no outstanding balance related to these bilateral credit agreements at December 31, 2021 and 2020.

20

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(Receivables) Borrowings from Affiliates

The Company has various outstanding borrowings with KGaA and affiliates. The funds were used for general corporate purposes and acquisitions. The loans are due at various maturities.

At December 31, 2021 and 2020, (receivables) borrowings from affiliates consisted of the following:

	December 31	
	2021	2020
(Receivables) borrowings from affiliates consists of: DLP Dollar Loan Grid Note borrowings, at a rate of 6 month LIBOR plus 1.5% Payable on demand	$ (35)	$ —
RTC Holdings International, Inc. borrowings at Interest rates of 2.0285% (until 8/24/20) and 0.441% (w.e.f 8/25/20), respectively repaid in 2021	—	14,251
NMC/FMC B LLC receivables, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2022	(5,270)	(5,200)
NMC/FMC US Finance borrowings, at rate of LIBOR plus 1.125% Payable on demand	—	69,295
NMC/FMC Finance II borrowings, at rate of LIBOR plus 0.8% to be repaid in 2024	115,420	109,194
FMC Finance II borrowings, net of discounts at fixed rate 5.25% to be repaid in 2024	424,083	425,000
FMC Malta borrowings at fixed rates of interest between 4.19% and 6.26% to be repaid at various dates through 2031	1,292,220	1,228,372
FMC Malta borrowings at fixed rate of 4.59% to be repaid 2022	50,000	—
FMC Finance II borrowings, net of discounts at a fixed rate of 5.45% to be repaid 2022	603,134	653,458
FMC Finance II Dollar Grid Note, at a rate of 6 month LIBOR Plus 1.5% Payable on demand	105,000	105,000
NMC/FMC US Finance III borrowings, at a rate of LIBOR plus 1.125% to be repaid in 2029	10,577	500
FMC Finance III borrowings, net of discounts a fixed rate of 4.25% to be repaid in 2029	502,315	501,320
FMC Finance III borrowings, net of discounts a fixed rate of 2.875% to be repaid in 2031	1,043,421	1,042,700
FMC Finance III borrowings, net of discounts fixed rates of 2.375% and 3.50% to be repaid in 2026 and 2031	1,560,545	—
FMC Malta borrowings at fixed rates of 5.85% to be repaid in 2029	430,000	430,000
FMC Malta borrowings at fixed rate of 4.2% to be repaid in 2024	217,877	217,877
FMC Finance I borrowings, net of discounts at a fixed rate of 6.25% repaid in 2021	—	682,500
Receivables from Bank Mendes Gans cash pooling arrangement	(4,062)	(1,102,715)
	$ 6,345,225	$ 4,371,552
Less current borrowings from affiliates	752,829	766,047
Less current receivables from affiliates	(4,062)	(1,102,715)
Total net long-term borrowings from affiliates	$ 5,596,458	4,708,220

21

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

On February 16, 2021, the Company repaid $682,500 of principal under the FMC Finance I borrowing. The Company is the guarantor of the debt held by FMC US Finance I, FMC US Finance II and FMC US Finance III. The total principal balance of these loans are $4,100,000 with interest rates between 1.875% to 5.78%, and various maturity dates up to December 2031.

For the years ended December 31, 2021 and 2020, gross borrowings related to affiliate notes were $1,744,463 and $1,197,352, respectively, and gross repayments were $805,371 and $539,621, respectively.

Scheduled maturities of third party and affiliate debt are as follows:

2022	$	806,954
2023		237,934
2024		939,869
2025		21,884
2026		901,436
2027 and thereafter		3,635,825
Total	$	6,543,902

(8) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 are as follows:

	December 31	
	2021	2020
Carrying value as of beginning period	$ 13,373,538	$ 13,200,862
Goodwill acquired	460,144	178,434
Divestitures	(639)	(5,796)
Other reclassifications	16	38
Carrying value as of ending period	$ 13,833,059	$ 13,373,538

22

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

Other Intangible Assets

At December 31, 2021 and 2020, the carrying value and accumulated amortization of other intangible assets consisted of the following:

	December 31, 2021			December 31, 2020		
	Gross carrying value	Accumulated amortization	Carrying value	Gross carrying value	Accumulated amortization	Carrying value
Amortizable intangible assets:						
Noncompete agreements	$ 345,210	$ (317,806)	$ 27,404	$ 339,232	$ (310,032)	$ 29,200
Acute care agreements	37,001	(36,038)	963	37,001	(35,675)	1,326
License and distribution agreements	90,021	(57,927)	32,094	89,060	(59,663)	29,397
Customer relationship	53,600	(8,487)	45,113	53,600	(5,513)	48,087
Technology	762,750	(257,346)	505,404	762,750	(194,933)	567,817
Other intangibles	366,479	(221,343)	145,136	362,540	(209,249)	153,291
Tradename	8,204	(5,913)	2,291	6,954	(5,138)	1,816
Construction in progress	182,734	—	182,734	118,932	—	118,932
	$ 1,845,999	$ (904,860)	$ 941,139	$ 1,770,069	$ (820,203)	$ 949,866
Nonamortizable intangible assets:						
Tradename	$ 255,634	$ —	$ 255,634	$ 255,634	$ —	$ 255,634
IPR&D	41,300	—	41,300	43,060	—	43,060
	$ 296,934	$ —	$ 296,934	$ 298,694	$ —	$ 298,694
Net intangibles	$ 2,142,933	$ (904,860)	$ 1,238,073	$ 2,068,763	$ (820,203)	$ 1,248,560

Amortization expense for amortizable intangible assets for the years ended December 31, 2021 and 2020 was $120,520 and $113,205, respectively. The following table shows the estimated amortization expense of these assets for the next five years:

2022	$ 132,000
2023	132,000
2024	132,000
2025	132,000
2026	132,000
Total	$ 660,000

(9) **Income Taxes**

Income before income taxes is as follows:

	Year ended December 31	
	2021	2020
Domestic	$ 1,495,499	$ 1,631,099
Foreign	21,583	24,593
Total income before income taxes	$ 1,517,082	$ 1,655,692

23

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

The provisions for income taxes are as follows:

	Year ended December 31	
	2021	2020
Federal	$ 131,467	$ 152,755
State	75,049	68,478
Foreign	7,384	15,643
Total current	$ 213,900	$ 236,876
Deferred tax expense:		
Federal	$ 86,018	$ 121,402
State	30,384	10,652
Total deferred tax expense	$ 116,402	$ 132,054
Total provision	$ 330,302	$ 368,930

The provision for income taxes for the years ended December 31, 2021 and 2020 differed from the amount of income taxes determined by applying the applicable statutory federal income tax rate to pre-tax earnings as a result of the following differences:

	Year ended December 31	
	2021	2020
Statutory federal tax rate	21.0 %	21.0 %
State income taxes, net of federal tax benefit	5.6 %	3.8 %
(Benefit) provision for tax audit liability	(0.6)%	0.3 %
Noncontrolling partnership interests	(4.0)%	(3.8)%
Foreign losses and taxes	0.3 %	0.6 %
Other	(0.5)%	0.4 %
Effective tax rate	21.8 %	22.3 %

24

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

Deferred tax liabilities (assets) are comprised of the following:

	Year ended December 31	
	2021	2020
Deferred tax assets:		
Inventories	$ 5,940	$ 9,397
Lease	701,234	735,008
Provisions and other liabilities	146,033	157,135
Pension	35,755	33,253
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	41,112	76,548
Compensation expense related to stock options	—	14,808
Valuation Allowance	(26,891)	(23,568)
Total deferred tax assets	$ 903,183	$ 1,002,581
Deferred tax liabilities:		
Intangible assets	$ 824,890	$ 760,152
Property, plant and equipment and other non-current assets	265,797	248,960
Right-of-use assets	638,084	739,683
Pension	—	16,796
Other	180,204	160,137
Total deferred tax liabilities	$ 1,908,975	$ 1,925,728
Net deferred tax liabilities	$ 1,005,792	$ 923,147

The Company has established valuation allowances for deferred tax assets of $26,891 and $23,568 at December 31, 2021 and 2020, respectively.

The net increase (decrease) in the valuation allowance for deferred tax assets was $3,323 and ($880) for the years ended December 31, 2021 and 2020, respectively. The aforementioned changes relate to activities incurred in state and foreign jurisdictions.

At December 31, 2021, there are federal net operating loss (NOL) carryovers of $22,768, which if not utilized, will expire between 2030 through 2041. The federal net operating loss is subject to an annual limitation by IRC §382 as of December 31, 2019. In addition, there is a federal tax credit of $9,180, which if not utilized, will expire with varying dates. State net operating loss carryovers and tax credits are $447,639 and $5,401, respectively, with varying expiration dates. There are full valuation allowances against the credits. The federal and state NOL utilization is contingent upon the Company's ability to generate future income. It is the Company's expectation that it is more likely than not to generate future taxable income to utilize its remaining deferred tax assets.

The tax years 2018, 2019, 2020 and 2021 are open to audit by the federal government. The Company is also subject to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the consolidated financial statements.

25

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

The following table shows the reconciliation of the beginning and ending amounts of uncertain tax positions:

	Year ended December 31	
	2021	2020
Uncertain tax positions (net of interest):		
Balance at January 1	$ 13,657	$ 15,359
Increases in uncertain tax positions prior periods	19,671	6,822
Decreases in uncertain tax positions prior periods	—	(370)
Increases in uncertain tax positions current periods	—	77
Changes related to settlements with tax authorities	(8,703)	(6,956)
Reductions as a result of the statute of limitations	(2,073)	(1,275)
Balance at December 31	$ 22,552	$ 13,657

Included in the balance are $4,010 and $13,101 of uncertain tax positions at December 31, 2021 and 2020, respectively, which would affect the effective tax rate if recognized. The Company's accounting policy is to recognize interest and penalties related to income tax matters in interest expense. Our accrual for interest and penalties was $2,478 and $2,522 as of December 31, 2021 and 2020, respectively. The Company is currently not in a position to forecast the timing and magnitude of changes in the uncertain tax positions within the next twelve months.

(10) Property, Plant and Equipment

As of December 31, 2021 and 2020, property, plant and equipment consisted of the following:

	December 31	
	2021	2020
Land and land improvements	$ 13,863	$ 13,164
Buildings	329,270	297,667
Leasehold improvements	3,124,120	2,947,188
Equipment and furniture	3,298,355	3,179,093
Construction-in-progress	197,888	300,671
Finance leases	156,199	140,446
	$ 7,119,695	$ 6,878,229
Accumulated depreciation and amortization	(4,166,397)	(3,861,705)
Property, plant and equipment, net	$ 2,953,298	$ 3,016,524

Finance lease right-of-use assets, net of depreciation were included in property, plant and equipment amounted to $144,779 and $136,373 as of December 31, 2021 and 2020, respectively.

Depreciation expense relating to property, plant and equipment amounted to $552,227 and $531,532 for the years ended December 31, 2021 and 2020, respectively.

Included in property, plant and equipment as of December 31, 2021 and 2020 were $192,579 and $193,588, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis.

(11) Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2054. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements. The exercise of lease renewal options is at the Company's sole discretion and the lease right-of-use assets and liabilities reflect only the options reasonably

26

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The majority of the Company’s leases are operating leases. Finance leases are not considered significant to the Company’s consolidated balance sheet or consolidated statement of income. The following summarizes the Company’s components of net lease cost for the year ended December 31, 2021 and 2020: 2021 10,382 748,870 19,645 (3,469) 775,428 2020 Finance lease cost Operating lease cost Short-term lease cost Less: Sublease income Total lease cost (a) $ $ — 738,421 20,552 (4,311) 754,662 $ $ (a) All lease costs are classified in health care services expense, medical supplies expense, or Selling, general and administrative expenses on the consolidated statements of income. As of December 31, 2021, $718,482 of operating lease costs and $10,382 of finance lease costs was recognized in health care services expense and medical supplies expense and $46,564 was recognized in Selling, general, and administrative expenses. As of December 31, 2020, $698,242 of operating lease costs was recognized in health care services expense and medical supplies expense and $56,420 was recognized in Selling, general, and administrative expenses. Supplemental balance sheet information as of December 31, 2021, is as follows: Operating leases 8.29 3.18 Finance leases 17.48 2.21 Weighted-average remaining lease term (years) Weighted-average discount rate (%) Supplemental balance sheet information as of December 31, 2020, is as follows: Operating leases 8.97 3.33 Finance leases Weighted-average remaining lease term (years) Weighted-average discount rate (%) 19.26 2.16 Supplemental cash flow information related to leases for the year ended December 31, 2021 is as follows: Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from finance leases Operating cash flows from operating leases Financing cash flows from finance leases Right-of-use assets obtained in exchange for finance lease liabilities: Right-of-use assets obtained in exchange for operating lease liabilities: $ (6,030) (784,412) (24,588) 88,077 538,640 27

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

Supplemental cash flow information related to leases for the year ended December 31, 2020 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	(785,411)
Right-of-use assets obtained in exchange for operating lease liabilities:	781,387

Minimum future annual rental commitments under noncancelable operating and finance leases for the five years succeeding December 31, 2021 and thereafter are as follows:

	Operating leases	Finance leases	Total
2022	$ 719,718	$ 17,532	$ 737,250
2023	668,242	9,406	677,648
2024	590,837	9,554	600,391
2025	518,271	9,689	527,960
2026	453,035	9,878	462,913
2027 and beyond	1,566,774	130,573	1,697,347
Total undiscounted lease payments[(a)]	$ 4,516,877	$ 186,632	$ 4,703,509
Less: imputed interest[(b)]	540,929	29,641	570,570
Total lease liabilities	$ 3,975,948	$ 156,991	$ 4,132,939

(a) Operating and finance lease payments include options to extend lease terms that are deemed reasonably certain of being exercised.

(b) Calculated using the incremental borrowing rate for each lease.

Minimum future annual rental commitments under noncancelable operating and finance leases for the five years succeeding December 31, 2020 and thereafter are as follows:

	Operating leases	Finance leases	Total
2021	$ 687,715	$ 15,890	$ 703,605
2022	685,715	7,574	693,289
2023	610,264	7,543	617,807
2024	516,121	7,681	523,802
2025	438,225	7,809	446,034
2026 and beyond	1,690,167	128,004	1,818,171
Total undiscounted lease payments[(a)]	$ 4,628,207	$ 174,501	$ 4,802,708
Less: imputed interest[(b)]	600,789	29,343	630,132
Total lease liabilities	$ 4,027,418	$ 145,158	$ 4,172,576

(a) Operating and finance lease payments include options to extend lease terms that are deemed reasonably certain of being exercised.

(b) Calculated using the incremental borrowing rate for each lease.

28

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(12) Pension and Other Post Retirement Benefits

(a) *National Medical Care, Inc. Defined Benefit Pension Plan*

The Company has a noncontributory, defined benefit pension plan (National Medical Care plan "NMC plan"). Each year the Company contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

In 2002, the Company curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the NMC plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. The Company did not make any contributions to the plan for the year ended December 31, 2021. There was no minimum funding requirement in 2021. The Company does not expect to contribute to the plan during the upcoming year. It is assumed that the Pre-Funding Balance will fully offset the required minimum contributions

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the NMC plan:

	Year ended December 31	
	2021	2020
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 455,761	$ 432,004
Service cost	7,260	5,478
Interest cost	13,567	15,140
Amendments	—	(278)
Actuarial loss	741	27,660
Benefits paid	(20,890)	(24,243)
Benefit obligation at end of year	456,439	455,761
Change in plan assets:		
Fair value of plan assets at beginning of year	381,591	355,012
Actual return on plan assets	18,793	40,822
Employer contribution	—	10,000
Benefits paid	(20,890)	(24,243)
Fair value of plan assets at end of year	379,494	381,591
Funded status at year-end	$ (76,945)	$ (74,170)

The pension liability recognized as of December 31, 2021 and 2020, is equal to the amount shown as 2021 and 2020 funded status at end of year in the preceding table and is recorded as a component of “other liabilities” in the consolidated balance sheets.

The accumulated benefit obligation for the NMC plan was $446,475 and $446,107 at December 31, 2021 and 2020, respectively.

29

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) The pre-tax changes in the table below for 2021 and 2020 reflect actuarial (gains) losses in other comprehensive income relating to pension liabilities. Actuarial (gains) losses Adjustments related to pensions at December 31, 2019 Actuarial loss for year Amendment Amortization of unrealized gain Amortization of prior service credit $ 144,939 5,646 (278) (14,900) 118 Adjustments related to pensions at December 31, 2020 Actuarial loss for year Amortization of unrealized gain Amortization of prior service credit 135,525 818 (13,496) 158 Adjustments related to pensions at December 31, 2021 $ 123,005 The amounts recognized in accumulated other comprehensive income consist of: 2021 123,416 (411) 123,005 2020 136,094 (569) 135,525 Net loss Prior service credit Total $ $ $ $ 30

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

The following weighted average assumptions were utilized in determining benefit obligations as of December 31:

	2021	2020
Discount rate	3.03 %	3.05 %
Rate of compensation increase	3.50	3.50

The NMC plan net periodic benefit costs recorded in selling, general and administrative expenses are comprised of the following components:

	2021	2020
Components of net periodic benefit cost:		
Service cost	7,260	5,478
Interest cost	13,567	15,140
Expected return on plan assets	(18,870)	(18,807)
Amortization of unrealized losses	13,496	14,900
Amortization of prior service credit	(158)	(118)
Net periodic benefit cost	15,295	16,593

The discount rates for the NMC plan are derived from an analysis and comparison of yields of portfolios of equity and highly rated debt instruments with maturities that mirror the NMC plan's benefit obligation. The Company's discount rate is the weighted average of this plan based upon their benefit obligations at December 31, 2021. The following weighted average assumptions were used in determining net periodic benefit cost for the years ended December 31:

	2021	2020
Discount rate	3.05 %	3.63 %
Expected return on plan assets	4.62	5.51
Rate of compensation increase	3.50	3.50

Expected benefit payments for the NMC plan for the next five years and in the aggregate for the five years thereafter are as follows:

2022	$	22,753
2023		23,332
2024		23,921
2025		24,462
2026		24,708
2027 through 2031		126,160

31

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(i) *Plan Assets*

The following table presents the fair values of the NMC plan assets at December 31, 2021 and 2020:

	Fair value measurements at December 31, 2021				Fair value measurements at December 31, 2020			
		Quoted prices in active markets for identical assets	Significant observable inputs	Unobservable inputs		Quoted prices in active markets for identical assets	Significant observable inputs	Unobservable inputs
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset category:								
Equity investments:								
Index funds 1	$106,899	$ 11,155	$ 95,744	$ —	$108,193	$ 10,953	$ 97,240	$ —
Fixed income investments:								
Government securities 2	10,444	10,153	291	—	19,290	18,948	342	—
Corporate bonds 3	240,103	—	240,103	—	224,375	—	224,375	—
Other bonds 4	17,586	—	8,282	9,304	20,341	—	11,510	8,831
U.S. Treasury money market funds 5	4,462	4,462	—	—	9,392	9,392	—	—
Total	$379,494	$ 25,770	$ 344,420	$ 9,304	$381,591	$ 39,293	$ 333,467	$ 8,831

1 This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.

2 This category comprises fixed income investments by the U.S. government and government sponsored entities.

3 This category primarily represents investment grade bonds of U.S. issuers from diverse industries.

4 This category comprises private placement bonds as well as collateralized mortgage obligations.

5 This category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury-backed obligations.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

Common stocks are valued at their market prices.

Index funds are valued based on market quotes.

Government bonds are valued based on both market prices and market quotes.

Corporate bonds and other bonds are valued based on market quotes.

Cash is stated at nominal value which equals the fair value.

U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

(ii) *Plan Investment Policy and Strategy*

The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis

32

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. The Company´s overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance. The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long-Corporate Bond Index, Bloomberg Barclays U.S. Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index. (b) Supplemental Executive Retirement Plan The Company’s supplemental executive retirement plan provides certain key executives with benefits in excess of normal pension benefits. During the first quarter of 2002, FMCH curtailed its supplemental executive retirement plan. The projected benefit obligation was $16,861 and $17,082 at December 31, 2021 and 2020, respectively. Pension expense for this plan, for the years ended December 31, 2021 and 2020 was $1,474 and $1,319, respectively. The Company has recorded $3,973 and $4,478 to accumulated other comprehensive loss to recognize the additional liability for this plan at December 31, 2021 and 2020, respectively. The Company contributed $1,188 and $1,309 to this plan during 2021 and 2020, respectively. Expected funding for 2022 is $1,350. The pension liability recognized as of December 31, 2021 and 2020 of $16,861 and $17,082, respectively, includes a current portion of $1,328 and $1,281 , respectively, which is recognized as a current liability in the line item accrued liabilities within the consolidated balance sheets. The noncurrent portion of $15,533 and $15,801 as of December 31, 2021 and 2020, respectively, is recorded as noncurrent pension liability in other liabilities within the consolidated balance sheets. The Company does not provide any post-retirement benefits to its employees other than those provided under its NMC plan and supplemental executive retirement plan. (c) Defined Contribution Plans Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $19.5 if under 50 years old ($26 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2021 and 2020 was $79,968 and $79,584, respectively. (13) Noncontrolling Interests Subject to Put Provisions The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods or conditions as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling 33

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

interest subject to put provisions assumes the greater of net book value or a multiple of earnings or estimated fair value. Estimated fair value is determined using a market approach and is determined by a multiple of earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

At December 31, 2021 and 2020, the Company's potential obligations under these put options are $1,310,355 and $1,246,007, respectively, of which, at December 31, 2021 and 2020, $820,836 and $760,694 were exercisable respectively. No put options were exercised in the year ended December 31, 2021. Put options were exercised for a total consideration of $4,112 in the years ended December 31, 2020 .

The following is a rollforward of noncontrolling interests subject to put provisions for the years ended December 31, 2021 and 2020:

	2021	2020
Beginning balance	$ 1,246,007	$ 1,102,279
Dividends paid	(199,187)	(182,318)
Net sale (purchases) of noncontrolling interests	72,095	23,613
Contributions from noncontrolling interests	26,530	15,146
Changes in redemption value of noncontrolling interests	5,182	123,742
Net income attributable to NCI interests subject to put options	159,728	163,545
Ending balance	$ 1,310,355	$ 1,246,007

(14) Equity

(a) ***Common Stock***

The Company did not purchase any shares of its common stock in 2021 or 2020. As of December 31, 2021 and 2020, the Company had 83,985,000 shares of common stock outstanding.

(b) ***Stock Options***

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (2011 SOP) was established by resolution of KGaA's Annual General Meeting. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's Long-Term Incentive Program (LTIP 2011). Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant's heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

34

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

The table below provides reconciliations for options outstanding at December 31, 2021, as compared to December 31, 2020.

	Options	Weighted average exercise price
	(In thousands)	
Ordinary shares:		
Balance at December 31, 2019	2,311	$ 79.60
Exercised	(164)	64.60
Expired	(36)	93.36
Balance at December 31, 2020	2,111	$ 88.57
Exercised	(75)	56.45
Expired	(19)	81.84
Balance at December 31, 2021	2,017	$ 82.69

The following table provides a summary of fully vested options outstanding and exercisable for ordinary shares at December 31, 2021:

	Fully vested outstanding and exercisable options			
	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
	(In thousands, except per share amounts)			
Options for ordinary shares	2017	1.43	$ 82.69	$ 2,273

At December 31, 2021, there were no unrecognized compensation costs related to non-vested options granted under all plans.

During the years ended December 31, 2021 and 2020, the Parent Company received cash of $4,426 and $9,840, respectively, from the exercise of stock options. The intrinsic value of options exercised for the years ended December 31, 2021 and 2020 were $1,446 and $2,822, respectively. The Company recorded a related tax benefit of $378 and $742 for the years ended December 31, 2021 and 2020, respectively.

(c) ***Fair Value Information***

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

(d) ***Long-term Incentive Plan***

The Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 ("MB LTIP 2020") effective January 1, 2020.

35

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets as well as the Company’s share price development. FMCH recognized $23,234 and $24,896 of compensation expense under the LTIPs in the years ended December 31, 2021 and 2020, respectively. (15) Financial Instruments The Company's financial instruments consists of equity investments and debt securities. Debt securities are classified as available for sale and recorded at their estimated fair value. Changes in the fair value of debt securities are reported in other comprehensive income for unrealized gains or losses until realized. Equity investments are recorded at their estimated fair value with changes associated with gains or losses reported through earnings. The fair value of the debt securities and equity investments are determined based on readily determinable quoted prices from an active market. The cost basis of debt securities was $231,292 for the year ended December 31, 2021. Unrealized (losses)/gains related to these financial instruments for the years ended December 31, 2021 and 2020 was $(8,289) and $11,458, respectively. The following table presents the carrying amounts and fair value of the Company's financial instruments for the years ended December 31, 2021 and 2020: December 31, 2021 Fair Value Carrying amount Level 1 Level 2 Level 3 Equity investments Debt securities $ 236,919 242,369 $ 217,331 — $ — 242,369 $ 19,588 — December 31, 2020 Fair Value Carrying amount Level 1 Level 2 Level 3 Equity investments Debt securities $ 352,963 6,073 $ 352,963 6,073 $ — — $ — — The following table presents the maturity dates of the Company' debt securities December 31, 2021 and 2020: for the year ended 2021 Fair Value 30,179 104,978 41,992 65,220 242,369 2020 Fair Value 2,880 3,193 — — 6,073 Within 1 year 1 - 5 years 6 - 9 years Thereafter Total 36

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) Derivative Financial Instruments (16) The Company is exposed to risk from changes in foreign exchange rates. In order to manage the risk of currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Parent Company. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which the Company considers to be low. The Company does not use financial instruments for trading purposes. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other. The table below summarizes the derivative financial instruments pre-tax and after-tax effect on other comprehensive income for the years ended December 31,2021 and 2020: Year ended December 31 2021 2020 Forecasted raw material product purchases and other obligations: Pre-tax loss (gain) After-tax loss (gain) $ 1,054 751 $ (10) (8) The Company enters into forward rate agreements that are designated and effective as hedges of forecasted raw material purchases and other obligations. After-tax gains and losses are deferred in other comprehensive income and are reclassified into cost of medical supplies in the period during which the hedged transactions affect earnings. All deferred amounts are reclassified into earnings within the next twelve months. The Company also enters into derivative contracts which do not qualify for hedge accounting but are utilized for economic hedges. The change in value of the economic hedge is recorded in the consolidated statements of income. (a) Foreign Currency Contracts The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments. At December 31, 2021 and 2020, the Company had outstanding foreign currency contracts for the purchase of Euros (EUR) totaling 62,135 and 28,792 , respectively, contracts for the purchase of 867,619 and 786,410 Mexican pesos, respectively, and contracts for the sale of 13,650 and 14,800 Canadian dollars, respectively. The contracts outstanding at December 31, 2021 include forward contracts for purchase of EUR at rates ranging from $1.178 to $1.556 per EUR, forward contracts for the purchase of Mexican pesos at rates ranging from $20.407 to $21.733 per Mexican peso,and outright sale contracts for Canadian dollars at rates ranging from $1.258 to $1.361 per Canadian dollar. All contracts are for periods between January 2022 and February 2023. The fair value of currency contracts are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account the current exchange rates and the current creditworthiness of the counterparties in addition to the Company’s own nonperformance risk. At December 31, 2021 and 2020, the Company would have paid approximately $ 2,376 and $673 to terminate these contracts, respectively. 37

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(b) ***Currency Exchange Agreements***

Periodically, the Company enters into derivative instruments with related parties to form an economic hedge for currency exchange rate exposures on intercompany obligations. These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings. Pre-tax gains recorded in the consolidated statements of income for the year ended December 31, 2021 was $52,183 and after-tax gain was $38,537. Pre-tax gains recorded in the consolidated statements of income for the year ended December 31, 2020 was $42,014 and after-tax gain was $30,964.

(i) *FMC Finance II Currency Exchange Agreements*

On January 26, 2012, the Company entered into a currency exchange agreement with Fresenius Medical Care US Finance II, Inc. (FMC Finance II) with a notional principal amount of $700,000, and an equivalent Euro amount based on the foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement requires that at the settlement date, FMC Finance II is obligated to pay to FMCH, Euro interest on the Euro equivalent of the notional principal amount. Conversely, at the periodic settlement date, FMCH is obligated to pay FMC Finance II, the interest on notional principal amounts in U.S. dollars.

The $700,000 currency agreement is reflected in accrued liabilities and other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2021 the fair value of the derivative liability was $100,654. The foreign exchange gain of $52,183 on this derivative liability is included within the Interest expense, net, and related financing costs on the statement of income.

The following table shows the Company's derivatives at December 31, 2021 and 2020:

	2021		2020	
	Assets [1]	Liabilities [1]	Assets [1]	Liabilities [1]
Current:				
Foreign currency contracts	$ —	$ 103,276	$ 600	$ 1,022
Noncurrent:				
Foreign currency contracts	9	81	33	48,502
Total	$ 9	$ 103,357	$ 633	$ 49,524

[1] At December 31, 2021 and 2020, the valuation of the Company's derivatives was determined using Significant Other Observable inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP. Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at each reporting date with the changes in fair value recognized in earnings.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in other current liabilities. The noncurrent portions indicated as assets or liabilities are included in the consolidated balance sheets in other assets or other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The Company includes its own credit risk when measuring the fair value of derivative financial instruments.

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FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in thousands, except share data)

(i) *The Effect of Derivatives on the Consolidated Financial Statements*

	Amount of gain (loss) recognized in OCI on derivatives (effective portion) December 31		Location of gain (loss) reclassified from OCI in income (effective portion)	Amount of gain (loss) reclassified from OCI in income (effective portion) for the twelve months ended December 31	
	2021	2020		2021	2020
Foreign currency contracts	$ (2,926)	$ 348	Cost of medical supplies	$ 1,871	$ (358)
	$ (2,926)	$ 348		$ 1,871	$ (358)

The Company expects to reclassify $930 of gains from other comprehensive income into earnings within the next twelve months.

At December 31, 2021, the Company had foreign currency contracts with maturities of up to 14 months.

(17) Impacts of COVID-19

The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Government agencies have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients.

The Company received U.S. federal relief funding under the CARES Act in the amount of $122,000 and $284,600 for the years ended December 31, 2021 and 2020, respectively.The Company has recorded $75,821 and $262,437 of the CARES Act funding as an offset to healthcare services for the years ended December 31, 2021 and 2020, respectively. In addition to the costs incurred which are eligible for government funding, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. The Company recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within accrued liabilities in the amount of $442,568 and $672,221 and other liabilities in the amount of $0 and $373,804 as of December 31, 2021 and 2020, respectively. The remaining amounts of funding received and recorded in deferred income was $62,176 and $22,841 at December 31, 2021 and 2020, respectively.

39

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) (18) Legal Proceedings Legal and Regulatory Matters The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition. Personal injury and related litigation involving the Company’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. The Company's insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, the Company’s insurers in the AIG group initiated litigation and sought to be indemnified by the Company for their $220,000 outlay and the Company initiated litigation against the AIG group to recover defense and indemnification costs the Company had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County). Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000. The Company contests all of AIG’s claims and submitted expert reports supporting rights to recover $108,000 from AIG, in addition to the $220,000 already funded. A trial date has not been set in the matter. In August 2014, the Company received a subpoena from the United States Attorney’s Office (“USAO”) for the District of Maryland inquiring into the Company's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator’s qui tam complaint that gave rise to the investigation. The relator thereafter served the complaint and proceeded on his own in part by filing an amended complaint making broad allegations about financial relationships between the Company and nephrologists. The Company’s motion to dismiss the amended complaint remains pending. On October 5, 2021, the District Court for Maryland granted the Company’s motion to transfer the case to the United States District Court for Massachusetts, where the litigation continues. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627. In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of the Company overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of the Company's acquisition of Liberty. Hawaii v. Liberty Dialysis— Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 in overpayments on approximately twenty thousand “claims” submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, the Company is 40

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for August 2022. On August 31, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into the Company's participation in and management of dialysis facility joint ventures in which physicians are partners. The Company’s has cooperated in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between the Company and physician groups. On November 25, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into the Company's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The District Court unsealed the complaint, allowing the relator to proceed on its own. On August 3, 2021, the District Court granted the Company’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On August 27, 2021, the relator appealed to the United States Court of Appeals for the Second Circuit. Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC ("AAC") in October 2011. The Company is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015. On November 18, 2016, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (“Shiel”), which the Company acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, the Company identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, the Company terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Company contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation. On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, the Company retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. The Company is cooperating in the investigation. 41

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) On December 17, 2018, the Company was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between the Company and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. The Company is cooperating in the investigation. On June 28, 2019, certain of the Company subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position) and litigation is continuing. The court has not yet set a date for trial in this matter. The Company has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation. On August 21, 2020, the Company was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that the Company owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. The Company is cooperating in the investigation. On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for Fresenius Medical Care Holdings, Inc. from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (“OSHA”) under the Sarbanes-Oxley Act of 2002 and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.). The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department of our Parent Company, and subsequently terminated from employment as part of the FME 25 reorganization, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017. As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company. Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment. 42

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal. The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and 43

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries. Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business. The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business. The Company is subject to ongoing and future tax audits in the U.S and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial. (19) Subsequent events The financial statements of the Company are derived from the consolidated financial statements of Fresenius Medical Care AG & Co. KGaA, which issued its financial statements for the year ended December 31, 2021 on February 22, 2022. The Company has evaluated transactions or other events for consideration as recognized subsequent events in the financial statements through February 22, 2022. Additionally, the Company has evaluated transactions and other events that occurred through the issuance of these financial statements, April 29, 2022, for purposes of disclosure of unrecognized subsequent events. 44

FRESENIUS MEDICAL CARE HOLDINGS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (Dollars in thousands, except share data) On March 22, 2022, Fresenius Medical Care announced that the Company has entered into a definitive agreement to create an independent new company with InterWell Health and Cricket Health. The deal brings together InterWell Health’s network of nephrologists, Cricket Health’s technology-enabled care model, and the expertise in value based kidney care contracting of Fresenius Health Partners, the value based care division of Fresenius Medical Care North America, to create a stand-alone entity. The closing of the transaction is subject to regulatory review. Depending on the progress of such review, the Company currently anticipates the transaction could close in the second half of 2022. 45